[Letterhead of Paul, Hastings, Janofsky & Walker]

January 21, 2009                                                   33428.00001


Ms. Laura E. Hatch
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:      GAMCO Westwood Funds (the "Trust")
         Registration Statement on Form N-14 (333-156354)

Dear Ms. Hatch:

This letter responds to your comments communicated to us by telephone on January 12, 2009, with respect to the Registration Statement on Form N-14 (the `Registration Statement") of the Trust which was filed with the Securities and Exchange Commission on December 19, 2008 (accession number 0000935069-08-003048), on behalf of the GAMCO Westwood Mighty Mites Fund (the "Mighty Mites Fund"), a series of the Trust, with respect to the reorganization of the B.B. Micro-Cap Growth Fund (the "B.B. Fund"), a series of the B.B. Funds, and the Mighty Mites Fund (together, the "Funds").

The Trust's responses to your comments are reflected below. We have restated the substance of your comments for your ease of reference. Furthermore, we expect to file Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 on January 21, 2009, for the purpose of updating certain disclosures in light of your comments as set forth herein.

COMMENT #1 - FINANCIAL HIGHLIGHTS: You have asked that we include Financial Highlights (Form N-1A, Item 8) for each of the Mighty Mites Fund and the B.B. Fund.

         RESPONSE #1: We have included Financial Highlights for each of the Mighty Mites Fund and the B.B. Fund.

COMMENT #2 - UNDERTAKINGS (ITEM 17): You have asked that we include an undertaking in Item 17 of the Registration Statement to file the tax opinion to be issued in connection with the proposed reorganization.

         RESPONSE #2: We have included this undertaking in the Registration Statement.

COMMENT #3 - OVERVIEW (PAGE 1): In the third sentence of the second paragraph, you have asked that we change the word "identical" to "similar" in order to be consistent with the other disclosure contained in the Registration Statement.

         RESPONSE #3: We have changed the word "identical" to "similar" as requested.

COMMENT #4 - COMPARISON OF PERFORMANCE (PAGE 3): You have asked that we update the performance for both the Mighty Mites Fund and the B.B. Fund as of December 31, 2008.

         RESPONSE #4: We have included the updated performance information for each of the Mighty Mites Fund and B.B. Fund as of December 31, 2008.

COMMENT #5A - PRINCIPAL INVESTMENT STRATEGIES (PAGE 5): You have requested that we add a sentence to highlight the main differences in the principal investment strategies of the Mighty Mites Fund and the B.B. Fund, and to state that the combined fund will follow the principal investment strategies of the Mighty Mites Fund.

         RESPONSE #5A:  We have added language as follows:

                           "The main differences in the Funds' principal
                  investment strategies are that the B.B. Fund has a policy of investing at least 80% of its total assets in stocks of micro-cap companies and the Mighty Mites Fund has a policy to invest "primarily" in micro-cap companies. Furthermore, the Mighty Mites Fund may invest up to 25% in foreign stocks, whereas the B.B. Fund does not invest in foreign investments as a principal investment strategy. The combined fund will follow the principal investment strategies of the Mighty Mites Fund."

COMMENT #5B - PRINCIPAL INVESTMENT STRATEGIES (PAGE 5): You have also commented that the principal investment strategies of each Fund seemed to imply that the B.B. Fund is a "growth" fund and the Mighty Mites Fund is a "value" fund and requested that we highlight this as a main difference between the Funds.

         RESPONSE #5B: The Funds' investment adviser (the "Adviser") believes, however, that each Fund has both growth and value characteristics and therefore should not be deemed to be exclusively a "growth" fund or a "value" fund. In looking down the spectrum from larger companies to smaller companies, particularly micro-cap companies, the Adviser believes that the distinction between growth and value becomes less apparent. The Adviser believes that micro-cap companies, by their nature, are emerging companies with significant growth characteristics. The Adviser also believes, however, that many of these micro-cap companies are undervalued and can significantly appreciate over time as a result of such growth characteristics. As a result, the Adviser aims to acquire these "growth" stocks at "value" prices, thereby employing a strategy that involves both "growth" and "value" approaches. This investment selection process is described in each Fund's prospectus, respectively, under the section entitled

         Investment Selection Process, and the descriptions are identical. In light of the foregoing, we have not highlighted this as a main difference between the Funds.

COMMENT #6: You have asked us to verify whether the B.B. Fund's investment adviser will dispose of securities of the B.B. Fund before its assets are transferred to the Mighty Mites Fund.

         RESPONSE #6: The B.B. Fund's investment adviser, in the regular course of its management of the B.B. Fund's portfolio, will dispose of certain securities to the extent necessary so that the asset composition of the B.B. Fund is consistent with the investment strategies policies and restrictions of the Mighty Mites Fund. We have included the following disclosure with respect to the foregoing:

                           "Teton reserves the right to sell portfolio
                  securities and/or purchase other securities for the B.B. Fund before the Reorganization, to the extent necessary so that the asset composition of the B.B. Fund is consistent with the investment strategies, policies and restrictions of the Mighty Mites Fund. To the extent the B.B. Fund sells securities at a net gain, current shareholders may receive a capital gain distribution. It is expected that in the regular course of its management of the B.B. Fund's portfolio, Teton will engage in such transactions before the consummation of the Reorganization."

COMMENT #7- PRINCIPAL INVESTMENT RISKS (PAGE 7): You have requested that we clarify whether the Mighty Mites Fund will be subject to IPO risk and diversification risk.

         RESPONSE #7: The Mighty Mites Fund will not be subject to IPO risk to the same extent as the B.B. Fund would be as the Mighty Mites Fund does not invest in IPOs as a principal investment strategy. The Mighty Mites Fund is also not subject to diversification risk as the Mighty Mites Fund's portfolio is more widely diversified than the portfolio of the B.B. Fund. We have updated the risk disclosures to reflect the foregoing.

COMMENT #8 - INVESTMENT RESTRICTIONS AND LIMITATIONS (PAGE 8): You have requested that we add a sentence to highlight the main differences in investment restrictions and limitations between the Mighty Mites Fund and the B.B. Fund, and to state that the combined fund will follow the investment restrictions and limitations of the Mighty Mites Fund.

         RESPONSE #8:  We have added language as follows:

                           "The main difference between the investment
                  restrictions of the B.B. Fund and the Mighty Mites Fund is that the B.B. Fund has a 15% concentration policy, whereas the Mighty Mites Fund has a 25% concentration policy. In addition, the B.B. Fund has a stricter diversification policy than the Mighty Mites Fund. The combined fund will follow the investment restrictions and limitations of the Mighty Mites Fund."

COMMENT #9 - FEDERAL INCOME TAX CONSEQUENCES (PAGE 14): You have requested that we enhance the disclosure with respect to the aspects of a tax-free reorganization between the Funds.

         RESPONSE #9: We have enhanced the disclosure with respect to the aspects of a tax-free reorganization between the Funds.

COMMENT #10 - FEDERAL INCOME TAX CONSEQUENCES (PAGE 14): You have requested that we disclose whether the Mighty Mites Fund will be using capital loss carryovers from the B.B. Fund.

         RESPONSE #10: The B.B. Fund does not have any capital loss carryovers, and we have stated this in the Registration Statement.

COMMENT #11 - PORTFOLIO MANAGEMENT (PAGE 17): You have requested that we include information with respect to the length of time in which each portfolio manager has been associated with the Mighty Mites Fund.

         RESPONSE #11: Each portfolio manager has been associated with the Mighty Mites Fund since its inception and we have included disclosure to this effect.

COMMENT #12 - PURCHASE OF SHARES (PAGE 18): You have asked whether B.B. Fund shareholders will be subject to the $10,000 requirement to open an account with the Mighty Mites Fund.

         RESPONSE #12: The B.B. Fund shareholders will not be subject to the $10,000 requirement to open an account with the Mighty Mites Fund (as such shareholders will be "grandfathered in"), however, such shareholders will be subject to the other account minimums of the Mighty Mites Fund. We have included disclosure to this effect.

COMMENT #13 - STATEMENT OF ASSETS AND LIABILITIES: You have requested that we include a footnote to explain the adjustments that were made to these financial statements.

         RESPONSE #13:  We have included this footnote.

COMMENT #14 - STATEMENT OF OPERATIONS: You have requested that we include a footnote to explain the adjustments that were made to these financial statements.

         RESPONSE #14:  We have included these footnotes.

COMMENT #15 - SCHEDULE OF INVESTMENT: You have requested that we enhance footnote (d) to explain these adjustments.

         RESPONSE #15: We have enhanced the disclosure for this footnote.

COMMENT #16 - NOTES TO THE PRO FORMA FINANCIAL STATEMENTS: You have requested that we include a note stating that the Mighty Mites Fund complies with Subchapter M of the Internal Revenue Code of 1986, as amended.

         RESPONSE #16:  We have included this note.

In addition, we have added disclosure with respect to certain legal proceedings involving an affiliate of the Adviser which now appears in the prospectuses of the Funds in the Gabelli fund complex.

Should you have any questions regarding the foregoing, please do not hesitate to contact me at the number listed above. Thank you.


Very truly yours,

/s/ Rachael L. Schwartz
Rachael L. Schwartz
for PAUL, HASTINGS, JANOFSKY & WALKER LLP